CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
April 1, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	1 April 2009
Pharmaxis Announces Milestone in Phase III Trial for Cystic Fibrosis
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced completion of the first component of its Phase III international trial assessing the effectiveness of Bronchitol in people with cystic fibrosis.
The final subject has now completed their final clinical visit and the trial has run to time and budget. The first subject entered the trial in April 2007.
The trial was conducted in 40 centres in four different countries and involved 325 randomized subjects with cystic fibrosis. The trial was a double blind, placebo controlled study designed with the assistance of the European regulatory agency (EMEA) and with the objective of seeking a marketing approval for Bronchitol for treating cystic fibrosis in Europe and elsewhere.
The results of the trial are expected to be available later this month after data review and statistical analysis of the various endpoints have been completed. The first objective of the trial is to demonstrate an improvement in lung function. Consistent loss of lung function is the leading cause of death of people with cystic fibrosis.
Dr Alan Robertson, Pharmaxis Chief Executive Officer said: “We are very pleased to announce this major milestone for Pharmaxis and look forward to the results of the study with great interest. It is hoped Bronchitol will change the therapeutic landscape for people living with cystic fibrosis and provide a new therapeutic regimen that helps to prolong life.”
The second component of the trial will examine the safety of Bronchitol in people with cystic fibrosis.
Pharmaxis has received Orphan Drug Designation and fast track status from the U.S. Food and Drug Administration and Orphan Drug Designation from the European Medicines Agency for Bronchitol in cystic fibrosis.
Bronchitol is designed to hydrate the airway surface of the lungs, and promote normal lung mucus clearance in order to improve lung function, break the cycle of repeated respiratory infections and blockages, and improve quality of life for patients with CF. Approximately 75,000 people in the major pharmaceutical markets are affected with cystic fibrosis and no products have been approved to improve lung hydration.
A second Phase III clinical trial is actively recruiting in centres across the USA, Canada, Argentina, Germany, Belgium and France. This second trial has been designed with the assistance of the FDA through its Special Protocol Assessment Scheme and is the second of two trials required by the FDA before Bronchitol is considered for marketing in the USA.
#ends#

SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
www.pharmaxis.com.au
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: April 1, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer